As filed with the Securities and Exchange Commission on November 30, 2007
Investment Company Act File No. 811-05620
Securities Act File No. 333-139605

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-effective Amendment No.
☒	Post-Effective Amendment No. 1
and/or

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 12

THE ZWEIG TOTAL RETURN FUND, INC.
(Exact name of Registrant as specified in charter)
900 Third Avenue
New York, New York 10022
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:
212-451-1100

George R. Aylward
President
The Zweig Total Return Fund, Inc.
900 Third Avenue
New York, New York 10022
(Name and Address of Agent for Service)
With Copies to:
Robert E. Smith, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
Approximate date of proposed public offering:
From time to time after the effective date of the Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c).

☐
this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is           -                    .

DEREGISTRATION OF SECURITIES
     This Post-Effective Amendment No. 1 to the registration statement on Form N-2 under the Securities Act of 1933 (File No. 333-139605) (the “Post-Effective Amendment No. 1,” such registration statement, as amended and supplemented, the “Registration Statement”) is being filed by The Zweig Total Return Fund, Inc. (the “Registrant”), a Maryland corporation, for the purpose of removing from registration the securities registered thereon which remain unsold at the termination of its rights offering. As reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2007, the Registration Statement registered the offering of 23,400,000 shares of the Registrant’s common stock, $0.001 par value (“Shares”).
     The Registration Statement was declared effective by the Commission on April 19, 2007. Using the definitive Prospectus and Statement of Additional Information dated April 23, 2007, the Registrant sold 20,730,142 Shares pursuant to its rights offering, which expired on May 18, 2007. No Shares have been offered, sold, or otherwise distributed pursuant to the Registration Statement subsequently.
     The Registrant hereby removes from registration the 2,669,858 Shares that remain unsold as of the date of filing hereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 15th day of November, 2007.

THE ZWEIG TOTAL RETURN FUND, INC.
By:	/s/ George R. Aylward
George R. Aylward
President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ George R. Aylward George R. Aylward	Director, Chairman of the Board and President	November 15, 2007

/s/ N. Curtiss POA Charles H. Brunie	Director	November 15, 2007

/s/ N. Curtiss POA Wendy Luscombe	Director	November 15, 2007

/s/ N. Curtiss POA Alden C. Olson	Director	November 15, 2007

/s/ N. Curtiss POA James B. Rogers, Jr.	Director	November 15, 2007

/s/ N. Curtiss POA R. Keith Walton	Director	November 15, 2007